December 7, 2007
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Reynolds
                 Assistant Director

Re:	InSight Health Services Corp.
Registration Statement on Form S-1
Filed September 28, 2007
File No. 333-146399
Registration Statement on Form S-4
Filed September 28, 2007
File No. 333-146397
Dear Mr. Reynolds:
InSight Health Services Corp. (“InSight” or the “Company”), filed today with the Securities and Exchange Commission (“Commission”) an Amendment No. 1 on Form S-1 to its Registration Statement File No. 333-146399 (the “S-1”), and an Amendment No. 1 on Form S-4 to its Registration Statement File No. 333-146397 (the “S-4” and together with the S-1 the “Registration Statements”).
The following responds to the comments of the staff (“Staff”) of the Commission contained in your letter dated October 25, 2007 concerning the above-referenced documents. The text of each of the Staff’s comments is set forth in italics below, followed by the response of InSight.
Enclosed with the copy of this letter are four copies of each Registration Statement filed with the Commission on December 7, 2007, marked to show changes from the Registration Statements filed on September 28, 2007.
Pursuant to a contractual obligation, InSight will be required to pay penalties to certain holders of its floating rate notes if both Registration Statements do not become effective on or before December 28, 2007.  Therefore, we would greatly appreciate any assistance the Staff can provide in expediting these comments.
Form S-1
General
1.	Please revise your Unaudited Pro Forma Summary Condensed Consolidated Financial Data (page 8) and Note 21 to your financial statements (F-25), as appropriate, to address comments below on your unaudited pro forma presentation.

Securities and Exchange Commission
December 7, 2007

     RESPONSE:
     The Unaudited Pro Forma Summary Condensed Consolidated Financial Data in both Registration Statements has been revised in accordance with the responses below. Please see pages 8-10 and 30-32 of the S-1 and pages 10-12 and 41-43 of the S-4.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 35
General
2.	We note that you have adopted fresh-start reporting as of August 1, 2007 in accordance with SOP 90-7. Please provide us with the analysis that you performed under paragraph 36 of SOP 90-7 to conclude that fresh-start reporting would apply and revise your disclosures accordingly.
     RESPONSE:
     Paragraph 36 of SOP 90-7 requires an entity to adopt fresh-start reporting if the reorganization value of the assets of the emerging entity immediately before the consummation of the confirmed plan of reorganization is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity. The Company met both criteria and adopted fresh-start reporting upon Holdings’ and InSight’s emergence from chapter 11.
     The foregoing analysis has been disclosed on page F-43 in both Registration Statements. The actual amount of Holdings’ reorganization value ($360 million) and the percentage of shares of Holdings common stock issued to existing stockholders (10%) are discussed in greater detail in response 3 below.
3.	Please revise to include disclosures required by paragraph 39 of SOP 90-7. Specifically disclose the significant matters relating to the determination of reorganization value (i.e. methods used, sensitive assumptions, assumptions about anticipated conditions, etc.) and debt forgiveness.
     RESPONSE:
     The following disclosure is set forth on page F-43 in both Registration Statements and on page 50 in the S-1 and page 62 in the S-4:
To facilitate the calculation of reorganization value and equity value, management, with the assistance of outside financial advisors, developed an estimate of the enterprise value of the successor entity, including $322.5 million in aggregate principal amount of total debt and capital leases as of the date of consummation of the plan of reorganization.

Securities and Exchange Commission
December 7, 2007

In establishing an estimate of enterprise value, management primarily focused on the market value of the two publicly traded securities that were most affected by the plan of reorganization:
•	the market value of Holdings’ 8,644,444 shares of common stock when such shares first traded after consummation of the confirmed plan of reorganization and for a short period of time thereafter. The value range of Holdings’ common stock was estimated from a low of $35 million (based on $4 per share) to a high of $61 million (based on $7 per share). The range of enterprise value to correspond with the foregoing range would be from a low of $357 million to a high of $383 million. Management recognizes that the common stock valuation approach may be somewhat limited because the shares of common stock issued after the consummation of the confirmed plan of reorganization did not necessarily have the same liquidity as shares issued in connection with an underwritten public offering. Nevertheless, management determined that benefits of this valuation method outweighed this limitation and management relied primarily on this valuation method.

•	the market value of the $194.5 million of senior subordinated notes for a period of time leading up to cancellation of such debt on the date of the consummation of the confirmed plan of reorganization. The value range of InSight’s senior subordinated notes was estimated from a low of $65 million to a high of $74 million during an approximately 30 day period of time leading up to the date of consummation of the plan. The range of enterprise value to correspond with the foregoing range would be from a low of $387 million to a high of $396 million.
Management considered the above values in light of various relevant market comparables, which are not specific to our publicly traded securities, such as (A) the market values of comparable companies and (B) recent transactions in our industry.
To a lesser extent, management considered the estimated present value of projected future cash flows in order to validate the determinations it made through the market comparable methods described above. Management estimated that the discounted cash flow value of the Company’s two reporting segments was slightly less than the low point of the enterprise range determined by the trading value of the common stock.
Utilizing the methodologies described above, management determined that the enterprise value of the successor entity was estimated to be in the range of $344 million to $396 million. Based on this range, management deemed $360 million to be an appropriate estimate of the enterprise value of the successor entity. The enterprise value estimate of $360 million falls within the range established above, and management believes the estimate is appropriate since the value is primarily derived from the trading value of the common stock and senior subordinated notes as described above. Management believes that in light of our current business and industry challenges, including the negative trends and numerous risks described elsewhere in this Form prospectus, this estimate best reflects the current value of the Company. Finally, if the long-term debt and capital leases of $322.5 million in aggregate principal amount are subtracted from the successor entity’s estimated enterprise value of $360 million the resulting equity value is $37.5 million.

Securities and Exchange Commission
December 7, 2007

The foregoing estimates of enterprise value and corresponding equity value, are dependent upon our achievement of future financial results that are reflected in the prices of our publicly traded securities and our own projections, as well as the realization of certain other assumptions. There can be no assurance that the projections will be achieved or that the assumptions will be realized. Neither the projections nor the assumptions are incorporated into this prospectus.
4.	Tell us how the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh-start reporting and the effects of the forgiveness of debt, if any, are reflected in the pro forma condensed consolidated statement of operations and how your accounting complies with the guidance in paragraph 39 of SOP 90-7. Revise your disclosures as appropriate.
     RESPONSE:
     The effects of the adoption of fresh-start reporting and the forgiveness of debt have been reflected in the historical financial statements of the predecessor entity as shown in both Registration Statements in compliance with paragraph 39 of SOP 90-7. Please see pages 8-10 and 30-32 of the S-1 and 10-12 and 41-43 of the S-4. The disclosure below sets forth the adjustments of individual assets and liabilities resulting from the adoption of fresh-start reporting and the forgiveness of debt as included in both Registration Statements:
The unaudited pro forma condensed consolidated financial data for the year ended June 30, 2007 reflect the following pro forma adjustments:
(1)	An adjustment for the year ended June 30, 2007 to increase depreciation expense of $6,137 and amortization expense of $2,044 related to the increase in fair value of our property and equipment and other identifiable intangible assets.
(2)	An adjustment for the year ended June 30, 2007 to reverse interest expense of $17,066 related to the senior subordinated notes which were exchanged for common stock and interest expense of $3,158 for the amortization of deferred financing costs which were written off as part of the revaluation of assets, partially offset by interest expense of $1,594 on the additional notes and interest expense of $3,709 related to the discount on the floating rate notes.
(3)	To reflect the issuance of 7,780 shares of Holdings’ common stock to holders of InSight’s senior subordinated notes.
Adjustment 8, page 36
5.	Please expand your disclosure of the components of long-term liabilities. Based on your disclosure in adjustment 8, it appears these liabilities are being adjusted to fair value. Tell us how your presentation is consistent with paragraph 38 of SOP 90-7 (i.e. liabilities to be

Securities and Exchange Commission
December 7, 2007

stated at present value of amounts to be paid determined at appropriate current interest rates).
     RESPONSE:
     Long-term liabilities consist of the long-term portion of our notes payable ($290,761) and capital lease obligations ($3,216), deferred income taxes ($10,879), long-term income taxes payable ($1,355) and minority interest in our consolidated partnerships ($3,374). The disclosure below is included in both Registration Statements on page F-46, and we believe it is consistent with the requirements of paragraph 38 of SOP 90-7 because our liabilities other than deferred taxes are stated at present value amounts determined at appropriate current interest rates:
•	Notes payable. An adjustment of $21,818 was recorded to reflect a net fair value discount associated with InSight’s senior secured floating rate notes due 2011, to be amortized in interest expense over the remaining life of such notes. The fair market value of the notes was determined based on the quoted market value as of August 1, 2007, which represents the present value of amounts to be paid at appropriate current interest rates.

•	Other long-term liabilities. An adjustment of $7,243 was recorded to increase the value of deferred tax liabilities related to the increase in value of our other indefinite-lived intangible assets.
Adjustment 9, page 36
6.	We note your disclosure that your adjustment relating to reorganization value was based on the estimated equity value of $73,244. Tell us how you determined this equity value and expand your disclosures accordingly.
     RESPONSE:
     As set forth in both Registration Statements, the equity value was determined to be approximately $37.5 million (the $360 million of enterprise value less $322.5 million in aggregate principal amount of long-term liabilities and capital leases) pursuant to the methods discussed in response to comment 3 above.
7.	We note your adjustments 1 and 9 relate to reorganization value in excess of amounts allocable to identifiable assets. To enhance the reader’s understanding, disclose the basis for these adjustments and provide a detailed explanation as to how you computed such adjustments. We may have further comments upon reviewing your response.
     RESPONSE:
     The original estimate of equity value of $73,244,000 contained in the pro forma financial statements was based on the trading value of the senior subordinated notes immediately before the exchange for 90% of our equity upon emergence from bankruptcy. As discussed in response 3 and the disclosure set forth in both Registration Statements, management completed a more

Securities and Exchange Commission
December 7, 2007

detailed analysis of equity value. In addition, both Registration Statements on page F-46 contain the expanded disclosure set forth below regarding those adjustments relating to reorganization value in excess of amounts allocable to identifiable assets:
Goodwill. An adjustment of $45,208 was recorded to reflect reorganization value of the successor equity in excess of the fair value of tangible and identified intangible assets and liabilities. This amount is determined as the stockholders’ deficit immediately prior to Holdings’ and InSight’s emergence from bankruptcy ($252,130), offset by the gain on discharge of debt ($168,248) and revaluation of assets and liabilities ($38,674) (Note 5).
Adjustment 11, page 36
8.	To enhance the reader’s understanding, please revise your disclosure of adjustment 11 to explain the basis for each of component of this adjustment.
     RESPONSE:
     The disclosure regarding adjustment 11 has been revised in both Registration Statements. Please see pages 10 and 32 of the S-1 and pages 12 and 43 of the S-4. The disclosure now reads as follows:
An adjustment for the year ended June 30, 2007 to reverse interest expense of $17,066 related to the senior subordinated notes which were exchanged for common stock and interest expense of $3,158 for the amortization of deferred financing costs which were written off as part of the revaluation of assets, partially offset by interest expense of $1,594 on the additional notes and interest expense of $3,709 related to the discount on the floating rate notes.
Contractual Commitments, page 54
9.	Please reconcile the long term debt obligations disclosed here ($730,817) to such disclosures in Note 10 – Notes Payable on F-16 ($501,277) and revise your disclosure as appropriate.
     RESPONSE:
     The disclosure in Note 10 – Notes Payable sets forth the outstanding aggregate principal amount of Holdings’ notes payable (approximately $501.3 million). In contrast, the disclosure on the contractual commitment tables sets forth the outstanding aggregate principal amount of notes payable (approximately $501.3 million) as well as interest payment obligations on such notes payable (approximately $230 million). Holdings determined the interest payment on the notes payable to be “payment obligations under long-term borrowings” referenced in FASB Statement of Financial Accounting Standards No. 47, “Disclosure of Long-Term Obligations”, and pursuant to the requirements of Item 303(a)(5) included such amounts. The text immediately following the contractual commitment table notes that the amounts set forth in the table include interest. Nevertheless, if the Staff desires a revised table to have separate line items for principal and interest, Holdings will revise the contractual commitment table in each Registration Statement.

Securities and Exchange Commission
December 7, 2007

Financial Statements
General
10.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.
     RESPONSE:
     A currently dated consent has been provided with both Registration Statements and, as appropriate, will be provided in any future amendments to the Registration Statements. The Company will comply with the requirements of Rule 3-12 of Regulation S-X.
11.	If you have appropriately characterized your transition as one in which fresh start reporting would apply, your historical financial statements will need to be revised to reflect the activities of your business while in bankruptcy proceedings and previously, as being those of a “Predecessor” entity, and activities from the date of emerging from bankruptcy forward as those of a “Successor” entity. Under these circumstances, you should also insert a line of demarcation between the Successor and Predecessor financial presentations to emphasize the discontinuity that arises from your change in the basis of accounting.
     RESPONSE:
     As noted in both Registration Statements, the financial statements after emergence from bankruptcy are identified as being those of “Successor”, while the financials statements prior to bankruptcy (and while in bankruptcy) are identified as being those of “Predecessor”. A line of demarcation to emphasize the discontinuity was also included in both Registration Statements. The historical financial statements contained in future filings will contain such identifications and lines of demarcation.
Form S-4
12.	Please revise your Form S-4, as necessary, to conform with any changes made as a result of our comments above.
     RESPONSE:
     The responses to the comments set forth above are applicable to both the S-1 and S-4.
Other Exchange Act Filings
13.	Please revise your other Exchange Act reports as applicable to conform with any changes made as a result of our comments above.
     RESPONSE:

Securities and Exchange Commission
December 7, 2007

     The Form 10-Q for the three months ended September 30, 2007 (the “Form 10-Q”) of InSight Health Services Holdings Corp., a Delaware corporation and sole stockholder of the Company (“Holdings”), contains disclosure that addresses the Staff’s comments in a manner consistent with this response letter. The Company does not believe that an amendment to Holdings’ Form 10-K for the fiscal year ended June 30, 2007 (the “Form 10-K”) is necessary because (i) substantially all of the comments relating to fresh-start reporting have been incorporated into the Form 10-Q, (ii) the disclosure relating to fresh-start reporting in the Form 10-K was limited to a pro forma balance sheet estimate, (iii) the disclosure relating to fresh-start reporting in the Form 10-K was management’s best estimate based on available information at the time the pro forma balance sheet estimate was prepared and has been superseded by the actual balance sheet set forth in the Form 10-Q, (iv) any revision to the contractual commitment table in the Form 10-K to have separate line items for interest is an immaterial change to the existing disclosure which states that amounts in the table do include interest, and (v) the current disclosure in the Form 10-K does not result in a material misunderstanding by the readers of Holdings’ financial statements.
Thank you for your assistance regarding this matter. Please contact me at (949) 282-6130 with any further comments or questions you may have.

Sincerely,

/s/ Marilyn U. MacNiven-Young

Marilyn U. MacNiven-Young Executive Vice President, General Counsel and Secretary

cc:	Mitch C. Hill
Brian Drazba
Stephen C. Koval
Mark S. Kingsley